Room 4561

	July 19, 2005

Robert S. Stefanovich
Chief Financial Officer
Artemis International Solutions Corporation
4041 MacArthur Boulevard, Suite 401
Newport Beach, California 92660

Re:	Artemis International Solutions Corporation
	Post-effective Amendment No. 1 to Form S-1
	File No. 333-117487

	Form 10-K for the year ended December 31, 2004
	Form 10-Q for the quarter ended March 31, 2005
	File No. 0-29793

Dear Mr. Stefanovich:

      This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. No further review of the filings has been or will be made. Please respond to our comments that pertain to the periodic filings within
10 business days of the date of this letter. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures

1. You state that an internal control system "can provide only reasonable, not absolute, assurance that the objectives of the control system are met." In your response letter, tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance.

2. We note that you evaluated the effectiveness of your disclosure controls and procedures as of a date within 90 days prior to the filing of your report. The evaluation of your disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act is to be made as of the end of each fiscal quarter. Please advise us whether your disclosure controls and procedures were effective as of
December 31, 2004 and, with respect to your subsequent periodic filing, March 31, 2005.

3. Your disclosure with respect to any changes in your internal control over financial reporting does not meet the requirements of
Item 308(c) of Regulation S-K. For example, your disclosure states that "there were no significant changes made in [y]our internal controls over financial reporting." Item 308(c) requires the disclosure of any change that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control. Please confirm that for the quarter ended December 31, 2004 there were no changes in your internal control over financial reporting that occurred during the quarter that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. This comment also applies to your subsequent periodic filing. Please see Item 308(c) and Release No. 33-8328 for additional guidance.

4. Please confirm that you will note the foregoing comments when preparing your periodic filings.


*              *              *              *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Robert S. Matlin, Esq.
	Thelen Reid & Priest LLP
	875 Third Avenue
	New York, New York 10022
	Telephone: (212) 603-2215
	Facsimile:  (212) 603-2001